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                              SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
          --------------------------------------------------------
                     Securities and Exchange Commission
                          Washington, D.C. 20549
          --------------------------------------------------------
                           PRISM GROUP, INC.
                           (Name of Issuer)
              Common                              456160100
   (Title of Class of Securities)               (CUSIP Number)

                            Elroy G. Roelke
       8080 N. Central Expressway, Suite 210 LB 59, Dallas, TX 75206
                            (214) 891-8294
  Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
                            March 15, 1996
        (Date of Event which Requires Filing of this Statement)

1. Names of Reporting Person S.S. or I.R.S. Identification No.:
       Renaissance Capital Partners II, Ltd.  75-2296301
      --------------------------------------------------

2. Check the Appropriate Box if a Member of a Group:
   (a)    N/A
       ------------
   (b)    N/A
       ------------

3. SEC Use Only:

4. Source of Funds:   PF
                    ---------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to  Items
   2(d) or 2(e):   None
                  ------

6. Citizenship or Place of Organization:  Texas
                                         -------
Number of Shares Beneficially Owned by Each Reporting Person With:

(7)  Sole voting Power:  959,629
                        ---------

(8)  Shared Voting Power:   0
                          ----

(9)  Sole Dispositive Power:  959,629
                             ---------

(10)  Shared Dispositive Power:  0
                                ---

11. Aggregate Amount Beneficially Owned be Each Reporting Person:  959,629
                                                                  ---------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares:  None
                                                                       ------
13. Percent of Class Represented by Amount in Row (11):  49%
                                                        -----
14. Type of Reporting Person:  PN
                              ----

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                             AMENDED SCHEDULE 13D

                         Filed Pursuant to Rule 13D-1

Item 1. SECURITY AND ISSUER:
               312,500 shares of Prism Group, Inc. (the "Company") Common Stock (share numbers contained herein reflect a 8 for 1 reverse split completed by the Company in April 1996).

               Common Stock of the Company issuable upon conversion of the $1,288,516 12% convertible debenture by and between Renaissance Capital Partners II, Ltd. as Lender and Prism Group, Inc. as Borrower.

               12,500 shares of Prism Group, Inc. Series A Convertible Preferred Stock.

               Stock purchase warrant to purchase 12,500 at $4.00

               Prism Group, Inc.                          Company
               15530 Woodinville Redmond Road
               Building B
               Woodinville, WA 98072

Item 2. IDENTITY AND BACKGROUND
a., b., c.     Renaissance Capital Partners II, Ltd.      Filer
               8080 N. Central Expressway, Suite 210
               Dallas, Texas 75206

               Renaissance Capital Group, Inc.             Managing General
               8080 N. Central Expwy., Suite 210           Partner of the
               Dallas, TX 75206                           Filer

               Renaissance Capital Partners II, Ltd. is a Texas limited partnership, organized as a business development company under the Investment Company Act of 1940.

               Renaissance Capital Group, Inc. a Texas corporation, is the Managing General Partner and is responsible for the administration of Renaissance Capital Partners II, Ltd.'s investment portfolio.

               The officers of Renaissance Capital Group, Inc. are:
                    Russell Cleveland, President
                    Elroy G. Roelke, Senior Vice President and General
                       Counsel
                    Barbe Butschek, Senior Vice President, Corporate
                       Secretary and Treasurer
                    Vance M. Arnold, Executive Vice President
                    Martin Cohen, Vice President
                    Mardon M. Navalta, Vice President

               All officers and directors of Renaissance Capital Group, Inc. are residents of Texas.

         d.   None.
         e.   None.
         f.   Texas.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:
              The Filer's source of funds is the Partners' Investment
              Capital.

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Item 4. PURPOSE OF TRANSACTION:
             The sole purpose of the acquisition of these securities was as an investment in accordance with Filer's election as a Business Development Company under the Investment Act of 1940.

Item 5. INTEREST IN SECURITIES OF THE ISSUER:
     a. As more fully described in the original Schedule 13D and amendments thereto, the Filer owns 312,500 of common stock, a convertible debenture in the face amount of $1,288,516 and 12,500 shares of Series A Convertible Preferred Stock.

            On March 29, 1996, the Filer issued to the Company a waiver for a non-compliance of certain minimum financial covenants found in the Convertible Debenture Loan Agreement. As consideration for this waiver, the Company issued to the Filer a warrant that expires on March 31, 2000 to purchase 12,500 at initially $4.00 per share. The strike price on the Warrant has certain anti dilution protection as is found in the other convertible instruments which the Filer owns. The Series A Convertible Preferred Stock and the Convertible Debenture Loan Agreement grants the Filer certain voting rights and remedies available to it for default of the Loan Agreement or for non-payment of the preferred stock. Said rights are more fully described in previous Schedule 13D's filed by the Filer.

           Upon conversion of the Filer's convertible securities, the Filer beneficially owns 959,629 shares of common stock. If the Filer converted all of its derivitive securities as of the date of this filing, the Filer would own approximately 49% of the Company. These shares represent all of the Filer's ownership. Renaissance Capital Group, Inc. has a profit interest of up to 20% in the Filer's realized capital gains.

     b. The Filer has sole dispositive voting control over the securities and votes these shares in accordance with the recommendation made by the Managing General Partner.

     c.   N/A
     d.   N/A
     e.   N/A

Item 6. CONTRACTS, ARRANGEMENTS, OR UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER:
          The Filer has the benefit of certain default provisions in its loan and preferred stock documentation as more fully described in the original Schedule 13D and the amendments thereto.

Item 7. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED:
          No person has been retained by the Filer hereof or its associates to, in any way, make solicitation or recommendation to the holders of the securities of the issuer to accept or reject any tender offer.

Item 8. MATERIAL TO BE FILED AS EXHIBITS:
          Not applicable


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I certify  to the best of my knowledge and belief the information set forth in this statement is true, complete and correct.

Date: May 8, 1996


Renaissance Capital Partners II, Ltd.
By:     Renaissance Capital Group, Inc.
        Managing General Partner


By:   /s/ Elroy G. Roelke
   -------------------------------
    Elroy G. Roelke
    Senior Vice President
    and General Counsel